SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
MARCH 15, 2006
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI SUMMARY REPORT – EXTRACTED FROM THE 2005
ANNUAL REPORT PREPARED IN ACCORDANCE WITH INTERNATIONAL
FINANCIAL REPORTING STANDARDS (IFRS)

05
Summary
Report

The AngloGold Ashanti Summary Report 2005
presents a summary of the operating and financial
results for the period 1 January 2005 to
31 December 2005. This summary is based on
the Annual Report 2005, which has been
prepared in accordance with the International
Financial Reporting Standards, the South African
Companies Act No. 61 of 1973 and the Listings
Requirements of the JSE Limited (JSE). The
guidelines of the King Report on Corporate
Governance, 2002 have also been taken into
account. The annual report is submitted to the
JSE as well as to the London, New York, Ghana
and Australian stock exchanges and the Paris and
Brussels bourses. It is also submitted to the
US Securities and Exchange Commission (SEC)
on a Form 6-K.
Mineral Resources and Ore Reserves are reported
in line with the South African Code for Reporting
of Mineral Reserves and Resources (SAMREC
2000) and the Australasian Code for Reporting of
Exploration Results, Mineral Resources and Ore
Reserves (JORC 2004). Competent persons in
terms of all these codes have prepared, reviewed
and confirmed the Mineral Resources and Ore
Reserves as reported in this publication. The
Annual Report 2005 contains a summary of the
Mineral Resources and Ore Reserves while a
more detailed breakdown that includes tables and
graphs is available in a separate supplementary
document.
AngloGold Ashanti has for the third consecutive
year produced a Report to Society in conjunction
with the Annual Report to ensure a
comprehensive understanding of all aspects of
the group. The Report to Society seeks to
explain and assess the economic, social and
environmental aspects of AngloGold Ashanti’s
business.
Both the Annual Report 2005 and the Report to
Society 2005 are available online on the corporate
website at www.AngloGoldAshanti.com, as is the
supplementary document on group Mineral
Resources and Ore Reserves. These documents
are also available on CD and in a printed version,
and can be requested from the contacts listed at
the end of this report.
In addition, AngloGold Ashanti prepares an
annual report on Form 20-F which complies with
generally accepted accounting principles in the
United States. The Form 20-F must be filed with
the Securities and Exchange Commission in the
United States by no later than 30 June 2006 and
will be available on the corporate website. It can
be requested from the contacts listed at the end
of this report.
Scope of the report

Key features
Financial 2
Operational 3
Letter from the chairman and chief
executive officer
4
Performance review 6
Business overview 8
Directors and executive management 12
Corporate governance – summary 14
Summarised group financial results 16
Summarised group operating results 19
Ore Reserves statement 20
One-year forecast – 2006 21
Group value-added statement 22
Directors’ approval 23
Secretary’s certificate 23
Group income statement 24
Group balance sheet 25
Group cash flow statement 26
Group statement of recognised
income and expense
27
Shareholders’ information 28
Notice of annual general meeting 29
Administrative information 35
Contents
1
Forward-looking statements
Certain statements contained in this document
including, without limitation, those concerning the
economic outlook for the gold mining industry,
expectations regarding gold prices, production,
cash costs and other operating results, growth
prospects and outlook of AngloGold Ashanti’s
operations, including the completion and
commencement of commercial operations of
certain of AngloGold Ashanti’s exploration and
production projects, its liquidity and capital
resources and expenditure, contain certain
forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and
financial condition. Although AngloGold Ashanti
believes that the expectations reflected in such
forward-looking statements are reasonable, no
assurance can be given that such expectations will
prove to have been correct. Accordingly, results
could differ materially from those set out in the
forward-looking statements as a result of, among
other factors, changes in economic and market
conditions, success of business and operating
initiatives, changes in the regulatory environment
and other government actions, fluctuations in gold
prices and exchange rates, and business and
operational risk management. For a discussion on
such factors, refer to the risk management section
of The Annual Report 2005.
AngloGold Ashanti undertakes no obligation to
update publicly or release any revisions to these
forward-looking statements to reflect events or
circumstances after the date of the annual report
to reflect the occurrence of unanticipated events.
All subsequent written or oral forward-looking
statements attributable to AngloGold Ashanti or
any person acting on its behalf are qualified by the
cautionary statements herein.
Through this document, dollar or $ refers to US dollar unless otherwise stated.

•
2005 average dollar gold spot price of $445 per
ounce, 9% higher than 2004.
•
2005 received gold price increased by 11% to
$439 per ounce.
•
Adjusted gross profit up by 6% to $469 million.
•
Capital expenditure up by 23% to $722 million.
•
Adjusted headline earnings down by
26% to $200 million.
•
Total dividend for the year of R2.32 per share,
or $0.36 per ADS.
KEY FEATURES 2005
Financial

KEY FEATURES 2005
Operational

•
Gold production up 6% to 6.2 million ounces
reflecting the inclusion of the full year’s production
from the former Ashanti mines.
•
Total cash costs rose 6% to $281 per ounce mainly
due to inflation and strong operating currencies.
•
Ore Reserves down 20% to 63 million ounces and
Mineral Resources 19% lower at 176 million ounces
as at the end of December 2005.

The year ended 31 December 2005 saw a 6%
production increase to 6.2 million ounces. This
was largely attributable to the inclusion of a full
year’s production from the former Ashanti assets,
in addition to an outstanding performance from
Sunrise Dam in Australia in the first half of the
year, and significant improvements at Morila in
Mali and Mponeng in South Africa. Certain key
assets, namely Obuasi in Ghana, Geita in
Tanzania and Sunrise Dam in Australia, finished
the year with anticipated lower grades. Plans are
in place to move these operations toward optimal
operational and cost levels, which should begin to
be evident by the middle of 2006.
Earlier in the year, AngloGold Ashanti responded
to the ongoing cost pressures associated with the
rising costs of key mining inputs and the strength
of our local operating currencies by implementing
a stringent savings programme designed to
eliminate $110 million in costs by the end of 2005.
Pleasingly, the total savings realised from these
initiatives was $160 million, well in excess of our
target, which helped to limit cash cost escalation
and resulted in a year-end total cash cost for the
group of $281 per ounce.
AngloGold Ashanti endorses the need for the stringent
accounting requirements imposed by various
accounting authorities responsible for setting
standards with the aim of transparency and
international comparability. However, for observers not
familiar with complex accounting detail, these
requirements often have the result of potentially
distorting reported performance. The table on
pages 16 to 20 of the full Annual Report is presented
to assist shareholders to better understand our results.
Thus the substantial decline in operating profit
from $102 million in 2004 to a loss of $36 million
and a net loss of $160 million for 2005 must be
seen in the light of the accounting treatment of
hedging and the convertible bond. Adjusted
headline earnings for 2005 amounted to
$200 million.
A dividend of 62 South African cents (10 US cents)
per share has been declared for the six months
ended 31 December 2005. This represents a
similar percentage payout to adjusted headline
earnings, as was announced at the mid-year
declaration, resulting in a total dividend for the year
of 232 South African cents (36 US cents) per
share. Given that the group is in a very high capital
expenditure phase, we will continue to manage our
approach to the dividend and capital allocation on
the basis of prudent financial management.
Investor and speculator interest in gold led to the
price reaching a 25-year high of $567 per ounce
in January this year, with an annual average for
2005 of $445 per ounce, 9% higher than in 2004.
The price continued to hold later in the year,
despite a stronger dollar. AngloGold Ashanti
continues to take a positive view of the gold price
and, consequently, will continue to deliver into
maturing forward sales contracts and to increase
the proportion of our production which is exposed
to the higher price for our product.
On 2 August, the company received notice from
the South African Department of Minerals and
Energy that it had been granted its application for
new order mining rights in terms of the Mineral
and Petroleum Resources Development Act. This
development represented the culmination of a
long but constructive engagement with
government, in which AngloGold Ashanti sought
to ensure that both the spirit and letter of the
Mining Charter was fulfilled, bringing certainty to
shareholders and offering employees and the
communities in which we operate new
opportunities for sharing in the wealth creation of
our group. The creation of an Employee Share
Ownership Programme is under consideration
and is being discussed with employee groups.
We deeply regret that 25 employees lost their
lives in workplace accidents during 2005. The
safety of employees on all of our operations
remains a very significant focus of management
attention and resources on all of AngloGold
Ashanti’s operations and particularly in the more
hazardous deep-level mines in South Africa. We
are pleased to note, however, that the group’s
fatal injury frequency rate (FIFR) improved by 26%
to 0.14 per million man hours worked, a 64%
improvement since the group was established in
its current form in 1998. It is noteworthy that
AngloGold Ashanti’s FIFR now compares
Letter from the chairman and chief executive officer

favourably to those recorded in the mining
industries of the United States, Canada and
Australia. Management continues both to explore
technical solutions to mining risks and to promote
employee behaviour designed to improve
workplace safety.
The group’s South Africa region continues to make
good progress in the campaign against HIV and
AIDS, in respect of both prevention and treatment.
During the year, health care staff conducted more
than 10,000 voluntary counselling sessions with
employees – 32% of our South African employees
attended voluntary counselling clinics during the year,
compared to 10% in 2004. This improvement is
ascribed, at least in part, to the success of the mines’
peer educator programme, which produced 265 new
peer trainers during 2005. Some 3,200 patients are
currently enrolled in treatment programmes and there
are 934 who are currently on anti-retroviral therapy.
More than 80% of patients who have been part of a
treatment programme have returned to work.
Shareholders will be aware of the announcement in
October 2005 by Anglo American plc and confirmed
in a subsequent statement in February this year that
it intended to reduce its shareholding in AngloGold
Ashanti, retaining a significant shareholding in the
medium term, in order to give this group greater
flexibility to pursue its strategic agenda. This agenda
is focused on improving the efficiency of existing
operations, seeking new orebodies in under-explored
gold regions of the world and seeking value-adding
merger and acquisition opportunities. The group’s
growth strategy is particularly crucial at a time in the
gold industry when the search for new gold
production and access to additional ounces is
paramount for all producers, as witnessed in the
recent further consolidation in the gold industry.
Despite this growth imperative, however, AngloGold
Ashanti will not pursue the acquisition of ounces at
the expense of shareholder value.
In this regard, our participation in the Boddington
Expansion Project in Western Australia has received
the approval of the board. Boddington, on a 100%
basis, has project resources of 24.5 million ounces of
gold and 1,040kt of copper, with reserves of
17.1 million ounces of gold and 658kt of copper. In
respect of our 33.33% interest, we are looking at a
current project life of more than 15 years with gold
production of approximately 330,000 ounces per
year and at a projected real cash cost of $209 per
ounce for the first five years.
Looking ahead to the rest of 2006, we are
expecting a modest production decline to between
5.9 million ounces and 6.1 million ounces, partly as
a consequence of reduced production at Bibiani in
Ghana and Savuka in South Africa. However,
production is forecast to increase by six to eight
per cent in 2007, as new projects, expansion
programmes and anticipated grade improvements
begin to have their expected effects.
We are pleased to welcome Reginald Bannerman
who has joined the board recently. A Ghanaian
lawyer who has spent more than 48 years in law
practice, Reginald has a wealth of experience from
which we can benefit.
Finally, we must note that Kelvin Williams retires
from the board in May this year, after a long and
distinguished career with AngloGold Ashanti and
the Anglo American group of companies. Kelvin is
widely regarded as a global authority on the gold
market and gold hedging. His contribution to the
company and the group is appreciated and will be
missed. Kelvin’s hedging responsibilities will be
assumed by Mark Lynam, the AngloGold Ashanti
treasurer, and his marketing activities by Thero
Setiloane, who is presently also the chairman of
Rand Refinery.
Russell Edey Bobby Godsell
Chairman Chief executive officer
28 February 2006
LETTER FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

PERFORMANCE REVIEW
for the year ended 31 December

REST OF AFRICA
USA
SOUTH AMERICA
AUSTRALIA
SOUTH AFRICA
Attributable
production (000 oz)
Gold income
($m)
Capital expenditure
($m)

PERFORMANCE REVIEW
for the year ended 31 December

•
The operations here are divided into two regions, West Wits and Vaal River, which together have seven mines, namely Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona.
•
As at 31 December 2005, Ore Reserves for these operations totalled 26.8 million ounces of gold –
42% of group reserves.
•
Combined, these mines employed some 42,500 people and produced 2,676,000 ounces of gold in 2005, equivalent to 43% of total group output.
•
The South African operations contributed $230 million – 49% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $347 million.
•
This region includes the mining operations in Ghana (Obuasi, Bibiani, Iduapriem), Guinea (Siguiri), Mali
(Morila, Sadiola, Yatela), Namibia (Navachab) and Tanzania (Geita).
•
As at 31 December 2005, Ore Reserves for all these operations totalled 23.2 million ounces of gold –
37% of group reserves.
•
Combined, these mines employed some 16,200 people and produced 2,148,000 ounces of gold in 2005, equivalent to 35% of total group output.
•
The operations in Africa (outside of South Africa) contributed $74 million – 16% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $221 million.
•
The one mining operation here is Cripple Creek & Victor (CC&V) in the state of Colorado.
•
As at 31 December 2005, Ore Reserves at CC&V totalled 3.3 million ounces of gold – 5% of group reserves.
•
This operation employed some 390 people and produced 330,000 ounces of gold in 2005, equivalent to
5% of total group output.
•
This operation contributed $17 million – 5% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $8 million.
•
The mining operations here are located in Brazil (AngloGold Ashanti Mineração and Serra Grande) and
Argentina (Cerro Vanguardia).
•
As at 31 December 2005, Ore Reserves in Brazil and Argentina totalled 4.2 million ounces of gold –
7% of group reserves.
•
Combined, these mines employed some 4,400 people and produced 557,000 ounces of gold in 2005, equivalent to 9% of total group output.
•
The operations together contributed $118 million – 25% – to group adjusted gross profit.
•
Capital expenditure for the year totalled $100 million.
•
The mining operation here is Sunrise Dam in the state of Western Australia; another operation, Boddington also in Western Australia, is currently on care and maintenance.
•
As at 31 December 2005, Ore Reserves totalled 5.6 million ounces of gold – 9% of group reserves.
•
Sunrise Dam employed some 375 people and produced 455,000 ounces of gold in 2005, equivalent to 8% of total group output.
•
This operation contributed $46 million – 10% – to group adjusted gross profit.
•
Capital expenditure, at both Sunrise Dam and Boddington for the year totalled $38 million.
Annual production
(000oz)

Business overview – 2005

AngloGold Ashanti, one of the world’s leading
gold mining companies, has 21 operations in
10 countries on four continents. Its portfolio
includes long-life, relatively low-cost assets and
differing orebody types in key gold-producing
regions around the globe. Activities range from
deep-level hard-rock mining to open-pit mining,
and include exploration, both brownfields and
greenfields, as well as research and development.
AngloGold Ashanti was established in April 2004
following the business combination of AngloGold
Limited, a South African gold mining company,
and Ashanti Goldfields Company Limited, a
Ghanaian gold mining company. The combined
Proved and Probable Ore Reserves of the group
amounted to 63.3 million ounces as at
31 December 2005.
AngloGold Ashanti’s main product is gold with a
small portion of its revenue being derived from the
sales of silver, uranium oxide and sulphuric acid.
These products are sold on world markets.
The primary listing of the group's ordinary shares
is on the JSE Limited (JSE) in South Africa. Its
ordinary shares are also listed on stock
exchanges in London, Paris and Ghana, as well
as being quoted in Brussels in the form of
International Depositary Receipts (IDRs), in New
York in the form of American Depositary Shares
(ADSs), in Australia, in the form of Clearing House
Electronic Subregister System Depositary
Interests (CDIs) and in Ghana, in the form of
Ghanaian Depositary Shares (GhDSs).
Review of operations
Countries in which AngloGold Ashanti has
operations are: South Africa, Argentina, Australia,
Brazil, Ghana, Guinea, Mali, Namibia, Tanzania
and the USA. The group conducts extensive
exploration activities in areas as diverse as Alaska
in North America and Colombia in South America,
the Democratic Republic of Congo (DRC) in
Africa, and Mongolia, Russia and China in Asia.
In 2005, total gold production increased by 6% to
6.2 million ounces, of which 2.7 million ounces
(43%) came from the deep-level hard-rock
operations in South Africa and the balance of
3.5 million ounces (57%) from shallower and
surface operations. No new operations came into
production in 2005, while in South Africa the Ergo
facility was closed and the Savuka mine, also in
South Africa, is in closure mode.
Strong operating currencies against the dollar –
particularly the South African rand and the
Brazilan real – contributed to the rising cost of
inputs, as well as inflationary pressures (including
a new two-year wage settlement) in South Africa.
This was mitigated by large-scale cost-saving
initiatives, once again primarily at the South
African operations. Consequently, total cash
costs rose by 6% to $281 per ounce.
Capital expenditure, at $722 million, rose by 23%
from the previous year – of this, 63% was stay-in-
business expenditure and the balance of 37%
was on new projects. In January 2005, the board
approved the Cuibá expansion project at
AngloGold Ashanti Mineração, Brazil.
Corporate highlights – 2005
•
Production of 6.2 million ounces of gold in 2005 – an increase of 6% on production in 2004.
•
Capital expenditure of $722 million, primarily in South Africa, at Mponeng and TauTona and on the development of Moab Khotsong, at Obuasi in Ghana, at AngloGold Ashanti Mineração in Brazil,
Geita in Tanzania and at the Australian operation, Sunrise Dam.
•
As at 31 December 2005, Proved and Probable Ore Reserves totalled 63 million ounces and total
Mineral Resources inclusive of Ore Reserves 176 million ounces.
•
More than 60,000 people, including contractors, employed around the globe.

BUSINESS OVERVIEW – 2005

Safety and health
Regrettably, 25 employees lost their lives in work-
related accidents at AngloGold Ashanti in 2005
(2004: 31) in 22 separate accidents. Of the fatalities,
17 were at the South African operations, seven at
Obuasi in Ghana and one at AngloGold Ashanti
Mineraç ˜ao in Brazil. This performance, while short of
the group’s stated objective of achieving a fatality-
free work environment, reflects a continued
improvement both year-on-year and in the longer
term. The group's fatal injury frequency rate (FIFR) for
2005 was 0.14 per million man-hours worked, which
is a 26% improvement on the 2004 rate of 0.19. This
is an improvement of 64% on the FIFR of 0.39
achieved seven years ago in 1998.
Review of the gold market
New levels of investor and speculative interest in
gold led to the gold price reaching 25-year highs
in 2005 – the fifth year of the current rally. Despite
a lull early in the year, investor interest in gold
resumed and significantly exceeded those of
2004, particularly towards the end of the year.

The average gold price for the year was $445 per
ounce, an increase of 9% on 2004. In January
2006, the gold price reached a 25-year high of
$567 per ounce.
Interest in gold was also encouraged by
developments in the oil market, and supply
disruptions caused by hurricane damage in the USA
pushed the spot oil price to record levels of
$70/barrel in early September. Speculation over the
likely impact of increases in the oil price on inflation
and on global economic growth led to increased
buying interest in gold. The impact of higher oil prices
has introduced a sense of uncertainty about the
health of the global economy, which continues to
encourage interest in gold among both investors and
speculators.
The resurgence in the dollar during 2005
contributed to a shift in the local currency and the
rand weakened against the US dollar for most of
the year. The rand, however, strengthened
towards the end of the year and recouped most of
its intra-year losses to average R6.35/$1 for the
year. This compares to an average exchange rate
of R6.42/$1 for 2004.
The relative weakness of the rand during the
second half of the year, together with the strong
spot price of gold in US dollars, resulted in
sharply higher rand gold prices which peaked at
R111,000 per kilogram in December, providing
some relief for South African gold producers.
Speculative demand
A good indication of the extent of investor interest
in the metal is the open position on the New York
Comex, and the holdings of gold exchange traded
funds (ETFs). The net open position on the Comex
peaked in October 2005 at a little over the
previous record level set in April 2004 and this
sustained long position on Comex helped to keep
the gold price firm and rising. Aggregate investor
holdings in gold ETFs amounted to some
13 million ounces or 400 tons of gold by January
2006. The combined Comex and ETF holdings
today exceed 30 million ounces, or almost
950 tons of gold in net investment and
speculative positions in developed markets.
Looking to the future, there appears to be
sufficient uncertainty in financial markets and in
the global economy to sustain current levels of
interest in gold.
Supply and demand
Physical offtake of gold continued to improve
during the year. Demand fell back under the
weight of the rising gold price but overall
fabrication offtake for the year remained positive.
Consumption of gold in jewellery increased by 5%
for the year, largely on the back of strong growth
in India and the Middle East.
The market was in oversupply during the second
half of 2005, but with investment demand still
positive for gold, the final balance of supply and
demand will remain of secondary importance.
Investor and speculative purchases on the margin
will continue to be the price-determining force in
the gold market. However, in the longer term it is
important that physical demand is healthy given
the ability of the physical market to provide
offtake and floor price support at times when
investor or speculator interest weakens.
Hedging
As at 31 December 2005, the net delta hedge
position of AngloGold Ashanti was 10.84 million
ounces or 337 tons, valued at the spot price of
gold on that date of $517 per ounce. The marked-
to-market value of the hedge position at the date
was negative $1.941 billion. The increase in the
size and negative value of the hedge in the latter
half of the year was due entirely to the increase in
the spot price of gold against which the hedge is
valued, which was 19% higher at the end of 2005
than the spot price of $435 per ounce at which
the hedge had been valued at 31 December
2004.
Financial review
AngloGold Ashanti, with the exception of the
operations in Ghana, reported a sound operating
performance for the 2005 financial year; this did not,
however, translate into an improved financial
performance. This was despite an 11% increase in
the received price of gold to $439 per ounce.
BUSINESS OVERVIEW – 2005

BUSINESS OVERVIEW – 2005

Summary of results:
•
Adjusted gross profit up by 6% to
$469 million.
•
Adjusted headline earnings decreased by
26% to $200 million or 76 US cents per
share, from $271 million or 108 US cents per
share in 2004.
•
A final dividend of 62 South African cents per
share or approximately 10 US cents per
share was declared, resulting in a total
dividend for 2005 of 232 South African cents
or approximately 36 US cents per share.
•
Return on net capital employed decreased
from 8% to 5%.
•
Return on equity decreased from 7% to 4%.
•
Gold production from continuing operations
was 6% higher at 6.2 million ounces, largely
owing to increased production from the
Australia, Ghana and Guinea operations. Their
contribution was partially offset, however, by
planned reductions in production at the South
African operations.
•
Total cash costs increased by 6% to
$281 per ounce, largely owing to the impact
of stronger operating currencies, inflation
and lower grades mined in the year.
The average exchange rate for 2005 was
R6.37:$1 compared with R6.44:$1 in 2004. The
average value of the Australian dollar versus the
US dollar for 2005 was A$1:$0.76 compared with
A$1:$0.74 in 2004.
Outlook
AngloGold Ashanti expects production to decline
marginally to within a range of 5.9 million ounces
to 6.1 million ounces, as Bibiani phases into a
tailings-only operation in combination with the
forecast closure of Savuka. Total cash costs are
anticipated to be between $285 per ounce and
$293 per ounce, based on the following exchange
rate assumptions: $/R6.50, A$/$0.76, BRL/$2.40
and ARS/$2.96.
Capital expenditure for the year is estimated to be
between $786m and $818m and will be managed
in line with profitability and cash flow. The
depreciation and amortisation charge for 2006 is
estimated to be approximately $577 million.

Non-executive directors
Mr RP Edey (63)
FCA
Chairman
Russell Edey was appointed to the AngloGold board in April 1998 and as deputy chairman in December 2000. In May 2003 he was appointed chairman when Bobby Godsell relinquished this office. Based in the United Kingdom, he is deputy chairman of N M Rothschild Corporate Finance and a director of a number of other companies.
Dr TJ Motlatsi (54)
Hon DSoc Sc (Lesotho)
Deputy Chairman
James Motlatsi was appointed to the AngloGold board in
April 1998 and as deputy chairman in May 2002 upon
Russell Edey being appointed chairman. He has been
associated with the South African mining industry since
1970, and is a past president of the National Union of
Mineworkers. He is chief executive officer of TEBA Limited.
Mr FB Arisman (61)
MSc (Finance)
Frank Arisman was appointed to the AngloGold board in
April 1998. He resides in New York and retired, after 32 years of service, from JP Morgan Chase, where he held the position of managing director.
Mr RE Bannerman (71)
MA (Oxon), LLM (Yale)
Reginald Bannerman has been in law practice since 1958
and is currently the principal partner at Messrs Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana. He is a member of the General Legal Council of Ghana and a member of the board of the Valco Trust Fund, the largest privately-run trust in Ghana. A former lecturer in law at the Ahmadu Bello University in Nigeria, Reginald was also formerly the Mayor of Accra, the capital city of Ghana. He was appointed to the board in February 2006.
Mrs E le R Bradley (67)
BSc, MSc
Elisabeth Bradley was appointed to the AngloGold board in April 1998. She is non-executive chairman of Wesco
Investments Limited and Toyota South Africa (Proprietary) Limited and a director of a number of other companies. She is deputy chairman of the South African Institute of International Affairs.
Mr CB Brayshaw (70)
CA (SA), FCA
Colin Brayshaw was appointed to the AngloGold board in
April 1998. He is a retired managing partner and chairman of Deloitte & Touche and is a non-executive director of a number of companies including Anglo Platinum and Datatec.
Dr SE Jonah KBE (56)
Hon DSc (Exeter), MSc (Mineral Production Management)
President
Sam Jonah worked in various positions, including
underground, with Ashanti Goldfields and was appointed to the position of CEO of Ashanti in 1986. He has been decorated with many awards and honours and in 2003 an Honorary Knighthood was conferred on him by Her Majesty, Queen Elizabeth II of Great Britain, in recognition of his exceptional achievements as an African businessman. Sam Jonah was appointed an executive director to the board of AngloGold
Ashanti in 2004, which position he relinquished in 2005 but
retained his appointment as a non-executive director.
Mr R Médori (48)
Doctorate Economics, Grad (Fin)
René Médori was appointed to the AngloGold Ashanti
board in August 2005. He is the finance director of Anglo
American plc.
Mr WA Nairn (61)
BSc (Min. Eng)
Bill Nairn has been a member of the AngloGold board since January 2000. He was re-appointed to the board in May 2001, having previously been alternate director to Tony Trahar. He was group technical director of Anglo American plc, prior to his retirement in 2004.
Mr SR Thompson (46)
MA (Geology)
Simon Thompson is a director of Anglo American plc and
chairman of the Base Metals Division, the Industrial Minerals
Division and the Exploration Division. Simon was appointed
to the AngloGold Ashanti board in 2004.
Mr AJ Trahar (56)
BCom, CA (SA)
Tony Trahar was appointed to the AngloGold board in
October 2000. He is chief executive officer of Anglo
American plc.
Mr PL Zim (45)
MCom
Lazarus Zim is chief executive officer of Anglo American
South Africa Limited and is chairman of Anglo Operations
Limited and serves on a number of boards in the Anglo
American group, including Anglo Platinum. Lazarus was
appointed to the AngloGold Ashanti board in 2004.
Executive directors
Mr RM Godsell (53)
BA, MA
Chief Executive Officer
Bobby Godsell was appointed to the AngloGold board as
chief executive officer in April 1998 and as chairman in
December 2000. He relinquished his role as chairman of
AngloGold in May 2002. He has 29 years of service with
companies associated with the mining industry, and has
served as a non-executive director of Anglo American plc
since March 1999. He is also the immediate past chairman
of the World Gold Council.
Mr R Carvalho Silva (54)
BAcc, BCorp Admin
Chief Operating Officer – International
Roberto Carvalho Silva joined the Anglo American group in
Brazil in 1973 and was appointed president and CEO of
AngloGold South America in January 1999. He became
executive officer, South America for AngloGold in 2000 and
was appointed to the board of AngloGold Ashanti in May
2005 in his current capacity.
Mr NF Nicolau (46)
B Tech (Min. Eng), MBA
Chief Operating Officer – Africa
Neville Nicolau was appointed the executive officer
responsible for AngloGold’s South Africa region in November
2001 and was appointed to the board of AngloGold Ashanti
in May 2005 in his current capacity. He has 27 years of
experience in the mining industry.
Mr S Venkatakrishnan (Venkat) (40)
BCom, ACA (ICAI)
Executive Director: Finance (Chief Financial Officer)
Venkat was the finance director of Ashanti Goldfields
Company Limited from 2002 until the merger with AngloGold
in 2004. Prior to joining Ashanti, Venkat was a director in the
Reorganisation Services Division of Deloitte & Touche in
London. He was appointed to the board of AngloGold
Ashanti in August 2005.
Mr KH Williams (57)
BA (Hons)
Executive Director: Marketing
Kelvin Williams was appointed marketing director of
AngloGold in April 1998. He has 30 years of service in the
gold mining industry. He is a past chairman of Rand Refinery and a director of the World Gold Council.
Alternate directors
Mr DD Barber (53)
FCA, AMP (Harvard)
David Barber was appointed alternate director to Julian
Ogilvie Thompson in April 2002 and following the latter’s
retirement from the board in April 2004, he was appointed as alternate to Lazarus Zim. He is finance director of Anglo
American South Africa Limited.
Mr AH Calver (58)
BSc (Hons) Engineering, MDP (UNISA), PMD (Harvard)
Harry Calver was appointed alternate director to Bill Nairn in
May 2001. He is head of engineering at Anglo American plc.
DIRECTORS AND EXECUTIVE MANAGEMENT

Alternate directors (continued)
Mr PG Whitcutt (40)
BCom (Hons), CA (SA), MBA
Peter Whitcutt who is head of finance at Anglo American plc, has been an alternate director since October 2001, firstly to
Tony Lea, and then to René Médori who replaced the former
on the board of AngloGold Ashanti.
Executive officers
Dr CE Carter (43)
BA (Hons) (UCT), DPhil (Oxford), EDP (Northwest University
– Kelogg School of Management)
Executive Officer – Investor Relations
Charles Carter joined Anglo American in 1991 and moved to the
Gold and Uranium Division in 1996. In May 2005, he was
appointed an executive officer, with responsibility for overseeing the company’s global investor relations programme.
Mr DH Diering (54)
BSc, AMP
Executive Officer – Business Planning : Africa
Dave Diering joined the Anglo American Gold and Uranium
Division in 1975 and worked at several South African operations as well as for Zimbabwe Nickel Corporation until 2001, when he joined AngloGold as head of mining and mineral resources. In
2005 he was appointed an executive officer.
Mr RN Duffy (42)
BCom, MBA
Executive Officer – Business Development
Richard Duffy joined Anglo American in 1987 and in 1998
was appointed executive officer and managing secretary of
AngloGold. In November 2000 he was appointed head of
business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005 this role was expanded to include greenfields exploration. He was
appointed to the executive committee in August 2005.
Mrs D Earp (44)
BCom, BAcc, CA (SA)
Executive Officer – Finance
Dawn Earp joined AngloGold in July 2000 from Anglo
American, where she was vice president, Central Finance.
Dawn was appointed an executive officer in May 2004.
Mr DC Ewigleben (52)
BSc, DJur
Executive Officer – Law, Safety, Health and Environment
Don Ewigleben joined the group in 2000 as vice president,
general counsel and corporate secretary of AngloGold
Ashanti's North American operations. In 2003 he was
promoted to the position of president and chief
administrative officer for North America a position which was changed in 2005 to CEO. He was appointed an executive
officer in January 2006. Prior to joining the group he served in various executive positions for Echo Bay Mines (Canada)
and AMAX Gold (US). He also held legal, safety
and environmental positions with AMAX Coal Industries (US).
Mr BW Guenther (53)
BS (Min. Eng)
Executive Officer – International Technical
Ben Guenther joined AngloGold as senior vice president
general manager of Jerritt Canyon mine in Nevada, USA and
in 2000 was seconded to AngloGold’s corporate office in
Johannesburg as head of mining. In 2001, he assumed
some responsibilities for safety and health, as well as
heading up the corporate technical group. He was
appointed an executive officer in May 2004 and was
appointed to his current position in December 2005.
Ms HH Hickey (52)
BCompt (Hons), CA(SA)
Executive Officer – Head of Risk
Hester Hickey joined AngloGold in 1999 as Group Internal
Audit Manager. She was appointed an executive officer in
November 2005.
Mr RL Lazare (49)
BA, HED (University of Free State), DPLR (UNISA), SMP
(Henley Management College)
Executive Officer – Africa: Underground Mining
Robbie Lazare joined Anglo American Gold and Uranium
Division in 1982 where he worked in a variety of
management posts until 1999 when he was appointed
general manager of TauTona mine. In December 2004 he
was appointed an executive officer with responsibility for
South African operations and was appointed to his current
position in July 2005.
Executive officers (continued)
Mr SJ Lenahan (50)
BSoc Sc, MSc
Executive Officer – Corporate Affairs
Steve Lenahan has been working in the mining industry since
1978 when he started his career at De Beers. He was
appointed an executive officer of AngloGold in 1998,
responsible for investor relations and assumed responsibility for corporate affairs in 2001.
Mr MP Lynam (44)
BEng (Mech)
Executive Officer – Treasury
Mark Lynam joined the Anglo American group in 1983 and
has been involved in the hedging and treasury area since
1990. In 1998 he joined AngloGold as treasurer and was
appointed an executive officer in May 2004.
Mr FRL Neethling (53)
BSc (Mech. Eng)
Executive Officer – Africa : Open-Pit Mining
Fritz Neethling joined the Anglo American group in 1997 and in
1999 joined AngloGold as general manager of the Ergo
operation. He was appointed an executive officer in July 2005.
Mr DMA Owiredu (48)
BSc (Hons)(Mech. Eng), MBA
Deputy Chief Operating Officer – Africa
Daniel Owiredu joined Ashanti Goldfields Company Limited
in 1984 and served in various engineering capacities. He has also served as Managing Director for the Obuasi, Bibiani and
Siguiri mines. In March 2004, he was appointed Chief
Operating Officer – West Africa following the
Ashanti/AngloGold merger until his new position as Deputy
Chief Operating Officer – Africa in October 2005.
Mr PW Rowe (56)
BSc (Chem. Eng)
Executive Officer – Corporate Technical Group
Peter Rowe joined AngloGold Ashanti in June 2004 as head
of AngloGold Ashanti Australia. Following twenty years with
Anglo American and De Beers, he moved to Australia in the
early 1990s where he held a number of senior managerial
positions including project director of the Fimiston
expansion, general manager of the Boddington Gold Mine
and managing director and CEO of Bulong Nickel. He was
appointed executive officer with responsibility for the
corporate technical group on 1 January 2006.
Ms YZ SImelane (40)
BA LLB, FILPA, MAP
Executive Officer and Managing Secretary
Yedwa Simelane joined AngloGold in November 2000 from
the Mineworkers’ Provident Fund where she was the senior
manager of the Fund. She was appointed an executive
officer in May 2004.
Mr TML Setiloane (46)
FAE, BSc (Mech. Eng)
Executive Officer – Marketing
Thero Setiloane joined AngloGold in May 2003 from Real
Africa Holdings, where he was an executive director. He is
the chairman of Rand Refinery and was appointed
an executive officer and a member of AngloGold Ashanti’s
executive committee in February 2006.
Mr NW Unwin (53)
BA
Executive Officer – Human Resources and Information
Technology
Nigel Unwin has many years experience in the field of human
resources. He was appointed an executive officer in 1999.
Company secretary
Mr CR Bull (59)
BCom
Chris Bull has been employed by the Anglo American group
since 1965 in various company secretarial positions. He was
appointed company secretary of AngloGold in 1998 and is
responsible for ensuring compliance with statutory and
corporate governance requirements and the regulations of
the stock exchanges on which AngloGold Ashanti is listed.
DIRECTORS AND EXECUTIVE MANAGEMENT

Details of the company’s corporate governance
practices are available in the full Annual Report
2005, which is available in print, on CD and in
electronic format on the company website,
www.AngloGoldAshanti.com
AngloGold Ashanti is a controlled company with its
parent company, Anglo American plc, holding more
than 50% of the company’s issued share capital. The
board comprises a unitary board structure of
17 directors who assume complete responsibility for
group activities, including its total risk management
framework. Of these 17 directors, there is an
independent chairman and deputy chairman, six
independent non-executive directors, six non-
executive, non-independent directors and five
executive directors. The board, which has a written
charter that governs its powers, functions and
responsibilities, contains the mix of skills, experience
and knowledge required of a multinational gold
company.
Non-executive directors provide the board with
invaluable and balanced advice and experience that
is independent of management and the executive.
The presence of independent directors on the board,
and the critical role they play on key committees
such as the Audit and Corporate Governance,
Nominations, Political Donations and Remuneration
committees, together with their calibre, experience
and standing within the company, ensures that the
company’s interests are served by impartial views
that are separate of management and shareholders.
The independent directors are: Mr Russell Edey
(Board Chairman), Dr James Motlatsi (Deputy Board
Chairman), Mr Frank Arisman, Mr Reginald
Bannerman, Mrs Elisabeth Bradley and Mr Colin
Brayshaw.
Audit and Corporate Governance
Committee
The Audit and Corporate Governance Committee,
inclusive of its chairman, comprises four independent
non-executive directors. The committee comprises:
Mr Colin Brayshaw (Committee Chairman),Mr Frank
Arisman, Mrs Elisabeth Bradley and Mr Russell Edey.
The board has determined the chairman,
Mr Brayshaw, to be a financial expert as required by
the Sarbanes-Oxley Act. All members of the
committee have considerable financial knowledge
and experience to help oversee and guide the board
and the company regarding the disciplines of audit
and corporate governance.
The group internal audit manager has unrestricted
access to both the chief executive officer and the
chief financial officer, the board chairman and the
chairman of the committee, and is invited to attend
and report on his department’s activities at all
committee meetings. The board is confident that the
unfettered access of the group internal audit
manager to key board members, and the direct and
regular reporting to the committee, together with his
callibre, experience and integrity, enable him to
discharge his duties as required by law and in
fulfillment of his obligations to the company. The
duties and powers of the internal audit function, for
which the group internal audit manager is
responsible, are governed by a formal internal audit
charter that has been approved by the committee.
The committee meets regularly with the external audit
partner, the group’s internal audit manager and the
executive officer: finance, to review the audit plans of
the internal and external auditors, to ascertain the
scope of the audits and to review the half-yearly
financial results, significant legal matters affecting the
company, the preliminary announcement of the annual
results and the annual financial statements, as well as
all statutory submissions of a financial nature, prior to
approval by the board.
The committee is, furthermore, responsible for:
•
the appointment and dismissal of the external
auditors; determining and approving external
auditors’ fees; overseeing the work of the external
auditors; determining all non-audit work of the
external auditors including consulting work, and
approving non-audit fees to be paid to the
external auditors; and ensuring that the external
auditors report regularly to the committee;
•
overseeing the internal audit function; receiving
regular report-backs from the group internal
audit manager; and appointment and dismissal
of the group internal audit manager;
•
assessing and reviewing the company’s risk
management framework; and
•
monitoring the group’s corporate governance
practices in relation to regulatory requirements
and guidelines.
The external auditors also meet with committee
members in the absence of management.
The New York Stock Exchange (NYSE) rules require
that the board determine whether a committee
member’s simultaneous service on more than three
public companies’ audit committees impairs the
ability of such a member to effectively serve on a
listed company’s audit committee. This applies to
Mr Brayshaw, the chairman of the committee, and
Mrs Bradley. The board is confident that the
experience, calibre and integrity of both Mr Brayshaw
and Mrs Bradley, together with their regular
Corporate governance

attendance and active contribution at meetings of
the committee, demonstrate their commitment to the
company.
The Nominations Committee
The appointment of directors is a matter for the board
as a whole but the committee is responsible for
determining and recommending suitable candidates
to the board. The fit and proper standards policy for
directors guides the process. The committee is also
responsible for establishing and reviewing succession
plans for members of the board, and particularly that
of the chief executive officer and board chairman. The
committee comprises six members, five of whom are
independent, and is chaired by the board chairman.
The members are: Mr Russell Edey (Committee
chairman),Mr Frank Arisman, Mrs Elisabeth Bradley,
Mr Colin Brayshaw, Dr James Motlatsi and
Mr Tony Trahar.
The Remuneration Committee
The Remuneration Committee is responsible for
evaluating the performance of the executive directors
and executive officers, and setting appropriate
remuneration for such officers of the company. Full
details of the company’s remuneration philosophy,
the committee’s deliberations during 2004, the
remuneration payments for all directors and
information on the Share Incentive Scheme are
available in the Remuneration Report on page 113 of
the full Annual Report 2005 which is available
electronically on the company website or in printed
form on request. The performances of the executive
directors are considered relative to the prevailing
business climate. Bonuses paid to executive
directors are a reflection of the performance of each
of the directors and the company as a whole.
Executive directors have elected to receive no
remuneration as directors of the company. The fees
of non-executive directors are fixed by shareholders
at the annual general meeting, and other than the
fees they receive for their participation on board
committees and an allowance for travelling
internationally to attend board meetings, non-
executive directors receive no further payments from
the company. The committee comprises three
members, two of whom are independent and is
chaired by the board chairman. The members are:
Mr Russell Edey (Committee chairman), Mr Colin
Brayshaw and Mr Tony Trahar.
Disclosures Policy
AngloGold Ashanti subscribes to a policy of full
accurate and consistent communication in respect of
both its financial and operating affairs. To this end the
company has adopted a Disclosures Policy, the
object of which is to ensure compliance with the
rules of the various exchanges on which it is listed
and provide timely, accurate and reliable information
fairly to all stakeholders including investors
(and potential investors), regulators and analysts.
The policy is available on the company website.
Compliance with Section 303A.11 of
the NYSE Rules
Section 303A.11 of the NYSE Rules requires a
foreign-listed company on the exchange to identify
significant differences between its corporate
governance practices and those of a domestic
company listed on the NYSE. The board does not
comprise a majority of independent directors as the
company is a controlled company and has adopted
a different standard of director independence as
compared with the NYSE standard. The JSE Listings
Requirements, only require a sufficient number of
independent directors. The NYSE rules require fully
independent nominations and remuneration
committees. In compliance with JSE Listings
Requirements, the company has a Nominations
Committee and a Remuneration Committee. Both
committees comprise solely of non-executive
directors, the majority of whom are independent and
are chaired by the independent board chairman.
Codes of ethics and whistle-blowing
policy
In order to comply with the company’s obligations in
terms of the United States’ Sarbanes-Oxley Act and
the South African King Code on Corporate
Governance, and in the interests of good
governance, the company has adopted a code of
ethics for employees, a code of ethics for senior
financial officers, and a whistle-blowing policy that
encourages employees and other stakeholders to
confidentially and anonymously report acts of an
unethical or illegal nature affecting the company’s
interests. Both codes and the whistle-blowing policy
are available on the company website.
Risk management and risk factors
The board of directors assume responsibility for the
total risk management framework of the group and
management reports regularly to the various board
sub-committees on significant risk factors affecting
the group. Full details of the group’s risk
management practices, internal controls and a
complete list of the risk factors affecting the group is
available in the risk management section of the full
Annual Report 2005.
CORPORATE GOVERNANCE

Dollar million
2005
2004
(1)
2003
2002
2001
Income statement
Gold income 2,629 2,309                2,029                1,761              2,041
Cost of sales (2,311) (1,924) (1,526) (1,203) (1,519)
Non-hedge derivative (loss) gain (135) (142) 119                   92                    (5)
Gross profit 183 243 622 650 517
Corporate administration and other expenses (64) (51) (36) (25) (22)
Market development costs (13) (15) (19) (17) (16)
Exploration costs (45) (44) (38) (28) (26)
Amortisation of intangible assets – (31) (29) (28) (29)
Other net operating expenses (20) (12) (14) (8) (10)
Operating special items (77) 12                    (8) (23) 1
Operating (loss) profit (36) 102                   478                  521                415
Interest received 25 49                    42                    39                  25
Exchange (loss) gain (5) 4                   (3)                    (4) (2)
Fair value adjustment on option component of convertible bond (32) 27 – – –
Finance costs and unwinding of decommissioning and
restoration obligations
(108) (87) (53) (48) (75)
Fair value (loss) gain on interest rate swaps (1) 2
6                     –                   –
Share of associates (loss) profit (3) – 2 4 1
(Loss) profit before taxation (160)
97                  472                  512                 364
Taxation 36
41                (142)
(165) (111)
(Loss) profit after taxation from continuing operations (124) 138
330                  347                 253
Discontinued operations
Loss for the year from discontinued operations
(36) (11) – – –
(Loss) profit for the year (160) 127 330 347 253
Allocated as follows
Equity shareholders of the parent
(183)
108                  312                  332                 245
Minority interest 23
19                   18                     15                    8
(160)
127                  330                   347                253
Other financial data
Adjusted gross profit $m 469 441
559                   638                527
Cash gross profit $m 954 793
791                   883                747
Headline (loss) earnings $m (98) 141
318                   376                281
Adjusted headline earnings $m 200 271
282                   368               286
Adjusted gross margin % 17 19
27                    35                 26
Cash gross margin % 34 34
38                    48                  37
EBITDA $m 818 700 667 802 684
EBITDA margin % 29 30
32                    44                 33
Interest cover times 7 7
13                    17                   9
(Loss) earnings per ordinary share (cents)
Basic US cents (69) 43
140                  150               114
Diluted US cents (69) 43
139                  149               114
Headline US cents (37) 56
143                  169               131
Headline earnings adjusted for the effect
of unrealised non-hedge derivatives, fair
value gain (loss) on convertible bond
and interest rate swap
US cents 76 108
127                   166              133
Dividends declared per ordinary share US cents 36 56
101                   146                87
Weighted average number of shares (million) 265 251
223                   222              214
Issued shares at year-end (million) 265 264
223                   223              215
(1)
2004 Comparatives restated to comply with current year disclosures.
SUMMARISED GROUP FINANCIAL RESULTS
for the year ended 31 December
Financial results

SUMMARISED GROUP FINANCIAL RESULTS
for the year ended 31 December
Financial results
17
Dollar million 2005 2004
(1)
2003 2002 2001
Balance sheet
Assets
Tangible and intangible assets
6,304
6,323
3,176               2,654             2,446
Cash and cash equivalents
209
289
505                 413                 191
Other assets
1,781
1,590
1,176                  897                662
Total assets
8,294
8,202
4,857               3,964             3,299
Equity and liabilities
Shareholders equity and minority interests
2,673
3,209
1,681               1,483              1,147
Borrowings
1,894
1,605
1,158                  926                 987
Deferred taxation
1,159
1,356
598                  402                 286
Other liabilities
2,568
2,032
1,420               1,153                 879
Total equity and liabilities
8,294
8,202
4,857                3,964             3,299
Other financial data
Equity
4,252
4,708
2,568                2,082             1,559
Net capital employed
5,996
6,082
3,274                2,635             2,385
Net debt
1,685
1,316
653                  513                 796
Net asset value – US cents per share
1,009
1,214
754                  665
533
Net tangible asset value – US cents per share
858
1,049
569                  497
352
Financial ratios
Return on equity
%
4
7
12                   21
16
Return on net capital
%
5
8
11                   17
13
Net debt to net capital employed
%
28
22
20                   19
33
Net debt to equity
%
40
28
25                   25
51
(1)
2004 Comparatives restated to comply with current-year disclosures.

SUMMARISED GROUP FINANCIAL RESULTS
for the year ended 31 December
Financial results
18
Dollar million 2005 2004
(1)
2003 2002 2001
Cash flow statement
Cash flows from operating activities
Cash generated from operations
699
588
592                  758                  673
Cash utilised by discontinued operations
(31)
(2)
–
–
–
Environmental, rehabilitation and other net expenditure
(26)
(18)
(30)                (14)                 (10)
Taxation paid
(30)
(34)
(102)               (131)               (111)
Net cash inflow from operating activities
612
534
460                  613                  552
Cash flows from investing activities
Capital expenditure
(722)
(585)
(363)               (271)               (298)
Net proceeds from acquisition and disposal of
mines and subsidiaries
4
(171)
10                    51
109
Net proceeds from acquisition and disposal of investments
and other
(18)
(20)
61                  117
2
Interest received
18
37
33
32
20
Net loans (repaid) advanced
(1)
83
(15)                  12                     39
Cash restricted for use
17
(6)
–
–
–
Utilised in hedge restructure
(69)
(123)
–
–
–
Net cash outflow from investing activities
(771)
(785)
(274)                 (59)
(128)
Cash flows from financing activities
Net proceeds from share issues
9
3
10                      7                      7
Net borrowings proceeds (repaid)
316
259
197                (114)                 (138)
Finance costs
(74)
(72)
(40)
(40)
(72)
Dividends paid
(169)
(198)
(314)                (260)                (167)
Proceeds from hedge restructure
–
40
–
–
–
Net cash inflow (outflow) from financing activities
82
32
(147)                (407)                (370)
Net (decrease) increase in cash and cash equivalents
(77)
(219)
39                    147                  54
Translation
(3)
13
53                     75
(58)
Opening cash and cash equivalents
289
495
413                    191                 195
Closing cash and cash equivalents
209
289
505                    413                  191
Other financial data
Free cash flow
160
205
311
518
473
(1)
2004 Comparatives restated to comply with current year disclosures.

SUMMARISED GROUP OPERATING RESULTS
for the year ended 31 December
Operating results
19
2005
2004
(5)
2003
2002
2001
Operating results
Underground operations
Metric tonnes milled
000
13,806
13,554
13,047
13,426
17,954
Yield
g/t
7.31
7.50
8.03
8.27
8.20
Produced
oz 000
3,243
3,270
3,367
3,569
4,734
Productivity
g/employee
target
286
270
236
247
219
actual
257
254
228
238
214
Surface and dump reclamation
Metric tonnes treated
000
8,061
7,102
36,822
38,366
50,355
Yield
g/t
0.52
0.60
0.27
0.30
0.32
Produced
oz 000
136
138
320
365
514
Open-pit operations
Metric tonnes mined
000
168,904
135,171
125,529
97,030
51,667
Stripping ratio
(1)
5.02
6.34
8.95
6.18
6.93
Metric tonnes treated
000
25,541
18,236
13,967
13,682
15,294
Yield
g/t
2.74
3.21
3.43
3.80
2.99
Produced
oz 000
2,246
1,883
1,540
1,673
1,469
Heap-leach operations
Metric tonnes mined
000
61,091
71,837
59,507
51,192
34,123
Metric tonnes placed
(2)
000
22,227
22,120
18,265
13,504
11,748
Stripping ratio
(1)
1.97
2.08
2.59
2.63
1.73
Recoverable gold placed
(3)
kg
18,401
18,534
14,782
14,228
10,668
Yield
(4)
g/t
0.83
0.84
0.81
1.05
0.91
Produced
oz 000
541
538
389
332
266
Total gold produced
oz 000
6,166
5,829
5,616
5,939
6,983
– South Africa
oz 000
2,676
2,857
3,281
3,412
4,670
– Argentina
oz 000
211
211
209
179
136
– Australia
oz 000
455
410
432
502
508
– Brazil
oz 000
346
334
323
299
305
– Ghana
oz 000
680
485
–
–
–
– Guinea
oz 000
246
83
–
–
–
– Mali
oz 000
528
475
577
710
508
– Namibia
oz 000
81
66
73
85
87
– Tanzania
oz 000
613
570
331
290
273
– USA
oz 000
330
329
390
462
496
– Zimbabwe
oz 000
–
9
–
–
–
Price received
$/oz sold
439
394
363
303
287
Total cash costs
$/oz produced
281
264
214
150
166
Total production costs
$/oz produced
374
332
263
197
205
Capital expenditure
$m
722
585
449
337
382
Monthly average number of employees
63,993
65,400
55,439
54,042
70,380
LTIFR
6.75
6.56
8.83
8.86
10.55
FIFR
0.14
0.19
0.29
0.31
0.25
Rand/dollar average exchange rate
6.37
6.44
7.55
10.48
8.62
Rand/dollar closing exchange rate
6.35
5.65
6.67
8.58
11.96
Australian dollar/dollar average exchange rate
1.31
1.36
1.54
1.84
1.93
Australian dollar/dollar closing exchange rate
1.36
1.28
1.33
1.79
1.96
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed into leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
(5)
2004 Comparatives restated to comply with current year disclosures.

ORE RESERVES STATEMENT

Gold
AngloGold Ashanti’s attributable Proved and
Probable Ore Reserves amounted to 78.9Moz as at
31 December 2004 based on the preferred position
of the United States Securities and Exchange
Commission (SEC). In accordance with this
preferred position, the company’s Ore Reserves were
estimated using the three-year historical average of
gold prices of $375/oz, A$536/oz and R94,765/kg
respectively. AngloGold Ashanti reviews and
updates its estimates of Ore Reserves annually and
publishes them in the first quarter of each year.
In accordance with the preferred position of the SEC,
based on the estimated average gold price and
exchange rates for the three years ended
31 December 2005, which yields gold prices of
around $400/oz, A$556/oz and R86,808/kg,
AngloGold Ashanti’s Proved and Probable Ore
Reserves have been determined to be 63.3Moz as at
31 December 2005. The reduction in the group’s
Ore Reserves, as compared to those at 31
December 2004, amounted to 15.6Moz, 7.0Moz of
which is due to depletion, 6.4Moz is due to the use
of the lower rand gold price of R86,808/kg and the
remaining 2.2Moz reduction is due to geological
model and scope changes. These reductions in
Proved and Probable Ore Reserves are primarily at
three of the South African mines, namely Moab
Khotsong, Mponeng and Tau Lekoa, for reasons
detailed below:
•
in the case of Moab Khotsong, the reduction of
5.4Moz is due to:
– the removal of 1.3Moz from the existing
project as a result of a decline in the mine call
factor, and
– the removal of the Moab Khotsong Phase 2
Project (4.1Moz) following the use of the lower
rand gold price;
•
in the case of Mponeng, the decrease of
1.7Moz is due to:
– the removal of 0.4Moz with a decline in the
mine call factor used, and
– the removal of the Mponeng below 120 level
Ventersdorp Contact Reef Project (1.3Moz)
following the use of the lower rand gold price;
and
•
in the case of Tau Lekoa, the decline of 1.6Moz
is primarily due to the lower rand gold
price used.
A sensitivity analysis has been carried out on the
company’s Ore Reserves, using gold prices that
reflect more recent spot prices ($530/oz, A$700/oz
and R105,000/kg). This analysis, together with
the anticipated reserve ounces expected to be
generated by the 2006 exploration programmes,
indicates that the current Ore Reserve position could
be increased by some 9Moz, thereby more than
replacing the depletion occuring in 2006.
By-products
A number of by-products will be recovered as a
result of processing the Gold Ore Reserves. These
include 13,920 tonnes of uranium from the South
African operations, 0.16 million tonnes of copper
from Australia, 0.11 million tonnes of sulphur from
Brazil and 22.66 million ounces of silver from
Argentina. The details of the by-product Mineral
Resources and Ore Reserves are shown in the
supplementary statistics document.
* Assumes that the Boddington Expansion Project is approved by the Joint Venture partners.

ONE-YEAR FORECAST – 2006

Attributable gold
Total cash
Capital
produced
cost
expenditure
oz 000
$/oz
$m
South Africa
2,457 – 2,555
293 – 305
307 – 319
Vaal River
Great Noligwa
651 – 677 258 – 268 47 – 49
Kopanang 457 – 475 294 – 306 36 – 38
Tau Lekoa 207 – 215 382 – 398 12
Surface Operations 93 – 97 325 – 339 11 – 12
Moab Khotsong 48 – 50 654 – 680 82 – 85
West Wits
Mponeng
495 – 515 278 – 290 46 – 48
Savuka 14 – 15 613 – 639 –
TauTona 491 – 511 267 – 277 73 – 75
Argentina
207 – 215
184 – 192
14 – 16
Cerro Vanguardia 207 – 215 181 – 189 14 – 16
Australia
451 – 469
276 – 288
108 – 112
Sunrise Dam 451 – 469 268 – 278 27 – 28
Boddington
(1)
– – 81 – 84
Brazil
327 – 341
179 – 187
110 – 115
AngloGold Ashanti Mineraç ˜ao 234 – 244 164 – 170 98 – 103
Serra Grande 93 – 97 179 – 187 12
Ghana
647 – 672
313 – 325
103 – 108
Bibiani 54 – 56 297 – 309 1
Iduapriem 185 – 193 302 – 314 14 – 15
Obuasi 407 – 423 319 – 332 88 – 92
Guinea
250 – 260
308 – 320
21 – 22
Siguiri 250 – 260 308 – 320 21 – 22
Mali
518 – 539
269 – 279
8
Morila – Attributable 40% 215 – 223 274 – 286 1
Sadiola – Attributable 38% 185 – 193 302 – 314 7
Yatela – Attributable 40% 118 – 122 249 – 259 –
Namibia
81 – 85
301 – 313
1
Navachab 81 – 85 301 – 313 1
Tanzania
562 – 585
291 – 303
86 – 89
Geita 562 – 585 297 – 309 86 – 89
North America
323 – 337
244 – 254
12
Cripple Creek & Victor 323 – 337 238 – 248 12
Other – – 16
AngloGold Ashanti 5,823 – 6,058 285 – 293 786 – 818
(1)
Subject to approval by the partners of the Boddington Joint Venture project.
Rates of exchange:
R/$
6.50:1
A$/$ 0.76:1
BRL/$ 2.40:1
ARS/$ 2.96:1

Dollar million % 2005% 2004
Value added
Gold income
2,629
2,309
Less: Purchases of goods and services in order to operate mines and produce refined metal, including market development costs net of other income
(1,089)
(873)
Value-added by operations
80
1,540
86
1,436
Fair value (loss) gain on interest rate swaps and option component of convertible bond
(2)
(33)
2
29
Exchange (loss) gain
–
(5)
–
4
Profit on disposal of assets and subsidiaries
–
5
1
13
Income from investments and interest received
1
22
3
49
Government
Deferred taxation
6
118
6
107
Utilised in the group
Retained income
15
278
2
40
Total value added
100
1,925
100
1,678
Value distributed
Employees
Salaries, wages and other benefits
46
877
49
823
Government
– Current taxation
4
82
4
66
Providers of capital
– Finance costs and unwinding of the decommissioning obligation
6
108
5
87
– Dividends declared
5
95
9
148
– Minorities
1
23
1
19
Other
– Impairment of tangible assets
3
64
–
1
– Loss from discontinued operations
2
36
1
11
– Non-hedge derivatives
7
135
8
142
Total value distributed
74
1,420
77
1,297
Re-invested in the group
– Amortisation and depreciation
26
505
23
381
100
1,925
100
1,678
GROUP VALUE-ADDED STATEMENT
for the year ended 31 December

Directors’ approval
FINANCIAL STATEMENTS
for the year ended 31 December
23
The annual financial statements and group annual financial statements for the year ended 31 December 2005 which appear in the full
Annual Report 2005 were approved by the board of directors on 28 February 2006 and signed on its behalf by:
Directors
RP Edey, Chairman
RM Godsell, Chief Executive Officer
S Venkatakrishnan, Executive Director: Finance
CB Brayshaw, Chairman, Audit and Corporate Governance Committee
Managing secretary
Ms YZ Simelane
Secretary’s certificate
In terms of Section 268G(d) of the Companies Act, 1973, I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act, and that all such returns are true, correct and up to date.
Ms YZ Simelane
Managing Secretary
Johannesburg
28 February 2006
The summarised group financial statements of AngloGold Ashanti Limited set out on pages 24 to 27 of this report have been derived from the annual financial statements of the group for the year ended 31 December 2005 which have been audited without qualification.
The full Annual Report 2005, which includes the annual financial statements of the group and the auditors’ report, is available electronically on the website, www.AngloGoldAshanti.com. It may also be requested, either in print or CD format, from the contacts whose details are given on page 35 of this report.

GROUP FINANCIAL STATEMENTS
for the year ended 31 December
Income statement
24
15,592 17,388 Revenue 2,730 2,434
14,788 16,750 Gold income 2,629 2,309
(12,305) (14,713) Cost of sales (2,311) (1,924)
(786) (949) Non-hedge derivative loss (135) (142)
1,697 1,088 Gross profit 183 243
(331) (410) Corporate administration and other expenses (64) (51)
(100) (84) Market development costs (13) (15)
(283) (288) Exploration costs (45) (44)
(200) – Amortisation of goodwill – (31)
(69) (127) Other net operating expenses (20) (12)
80 (499) Operating special items (77) 12
794 (320) Operating (loss) profit (36) 102
318 155 Interest received 25 49
25 (29) Exchange (loss) gain (5) 4
160 (211) Fair value adjustment on option component of convertible bond (32) 27
Finance costs and unwinding of decommissioning and
(563) (690) restoration obligations (108) (87)
10 (5) Fair value (loss) gain on interest rate swaps (1) 2
1 (17) Share of associates (loss) profit (3) –
745 (1,117) (Loss) profit before taxation (160) 97
179 220 Taxation 36 41
924 (897) (Loss) profit after taxation from continuing operations (124) 138
Discontinued operations
(73) (219) Loss for the year from discontinued operations (36) (11)
851 (1,116) (Loss) profit for the year (160) 127
Allocated as follows
728 (1,262) Equity shareholders of the parent (183) 108
123 146 Minority interest 23 19
851 (1,116) (160) 127
Basic (loss) earnings per ordinary share (cents)
319 (394) (Loss) profit from continuing operations
(1)
(56) 47
(29) (83) Loss from discontinued operations
(1)
(14) (4)
290 (477) (Loss) profit (69) 43
Diluted (loss) earnings per ordinary share (cents)
318 (394) (Loss) profit from continuing operations
(2)
(56) 47
(29) (83) Loss from discontinued operations
(2)
(14) (4)
289 (477) (Loss) profit (69) 43
Dividends
(3)
350 232 Dividends declared per ordinary share (cents) 36 56
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
(3)
Dividends are translated at actual rates on date of payment.
The current period is an indicative amount only.
Rounding of figures may result in computational discrepancies.
2004
2005
Figures in million
2005
2004
SA Rands US Dollars

GROUP FINANCIAL STATEMENTS
as at 31 December
Balance sheet
25
ASSETS
Non-current assets
33,239
37,464
Tangible assets
5,905
5,888
2,458
2,533
Intangible assets
399
435
43
223
Investments in associates
35
8
608
645
Other investments
102
107
202
1,182
Inventories
186
35
1,055
243
Derivatives
38
187
55
124
Trade and other receivables
20
10
–
279
Deferred taxation
44
–
101
101
Other non-current assets
16
18
37,761
42,794
6,745
6,688
Current assets
2,285
2,436
Inventories
384
406
1,700
1,589
Trade and other receivables
250
302
2,767
4,280
Derivatives
675
490
5
43
Current portion of other non-current assets
7
1
148
52
Cash restricted for use
8
26
1,630
1,328
Cash and cash equivalents
209
289
8,535
9,728
1,533
1,514
–
100
Non-current assets held for sale
16
–
8,535
9,828
1,549
1,514
46,296
52,622
Total assets
8,294
8,202
EQUITY AND LIABILITIES
18,987
19,047
Share capital and premium
3,002
3,364
(1,197)
(2,463)
Retained earnings and other reserves
(388)
(213)
17,790
16,584
Shareholders' equity
2,614
3,151
327
374
Minority interests
59
58
18,117
16,958
Total equity
2,673
3,209
Non-current liabilities
7,262
10,825
Borrowings
1,706
1,286
1,294
2,265
Environmental rehabilitation and other provisions
356
230
1,112
1,249
Provision for pension and post-retirement benefits
197
197
21
87
Trade, other payables and deferred income
14
4
3,033
2,460
Derivatives
388
537
7,653
7,353
Deferred taxation
1,159
1,356
20,375
24,239
3,820
3,610
Current liabilities
2,629
2,711
Trade, other payables and deferred income
427
466
1,800
1,190
Current portion of borrowings
188
319
3,007
6,814
Derivatives
1,074
533
368
710
Taxation
112
65
7,804
11,425
1,801
1,383
28,179
35,664
Total liabilities
5,621
4,993
46,296
52,622
Total equity and liabilities
8,294
8,202
Rounding of figures may result in computational discrepancies.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
for the year ended 31 December
Cash flow statement
26
Cash flows from operating activities
15,023
17,175
Receipts from customers
2,707
2,332
(11,501)
(12,742)
Payments to suppliers and employees
(2,008)
(1,744)
3,522
4,433
Cash generated from operations
699
588
(12)
(188)
Cash utilised by discontinued operations
(31)
(2)
(113)
(104)
Environmental, rehabilitation and other expenditure
(16)
(18)
–
(61)
Termination of employee benefit plan
(10)
–
(218)
(188)
Taxation paid
(30)
(34)
3,179
3,892
Net cash inflow from operating activities
612
534
Cash flows from investing activities
Capital expenditure
(1,645)
(1,721)
– project expenditure
(270)
(256)
(2,119)
(2,879)
– stay-in-business expenditure
(452)
(329)
69
53
Proceeds from disposal of tangible assets
8
10
–
27
Proceeds from disposal of discontinued assets
4
–
(196)
(83)
Other investments acquired
(12)
(30)
–
(93)
Associate acquired
(15)
–
–
7
Proceeds from disposal of investments
1
–
(1,523)
–
Net acquisition of subsidiaries
–
(227)
384
–
Cash in the subsidiary acquired
–
56
(45)
112
Cash restricted for use
17
(6)
236
113
Interest received
18
37
(13)
(45)
Loans advanced
(7)
(2)
539
38
Repayment of loans advanced
6
85
(703)
(415)
Utilised in hedge restructure
(69)
(123)
(5,016)
(4,886)
Net cash outflow from investing activities
(771)
(785)
Cash flows from financing activities
22
60
Proceeds from issue of share capital
9
3
(1)
–
Share issue expenses
–
–
7,236
4,194
Proceeds from borrowings
659
1,077
(5,348)
(2,183)
Repayment of borrowings
(343)
(818)
(465)
(471)
Finance costs
(74)
(72)
(1,322)
(1,051)
Dividends paid
(169)
(198)
228
–
Proceeds from hedge restructure
–
40
350
549
Net cash inflow from financing activities
82
32
(1,487)
(445)
Net decrease in cash and cash equivalents
(77)
(219)
(186)
143
Translation
(3)
13
3,303
1,630
Cash and cash equivalents at beginning of year
289
495
1,630
1,328
Net cash and cash equivalents at end of year
209
289
Rounding of figures may result in computational discrepancies.
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

GROUP FINANCIAL STATEMENTS
for the year ended 31 December
Statement of recognised income and expense
27
(15)
(173)
Actuarial loss on defined benefit retirement plans
(1)
(27)
(3)
Net loss on cash flow hedges removed from equity and reported
867
391
in income
18
134
236
(1,281)
Net (loss) gain on cash flow hedges
(202)
48
12
17
Gain on available-for-sale financial assets
2
2
(286)
445
Deferred taxation on items above
69
(42)
–
15
Share-based payment expense
2
–
18
–
At acquisition of subsidiary
–
3
(2,657)
1,534
Net exchange translation differences
293
(439)
(1,825)
948
Net income (expense) recognised directly in equity
155
(297)
851
(1,116)
(Loss) profit for the year
(160)
127
(974)
(168)
Total recognised income and expense for the year
(5)
(170)
Attributable to:
(1,072)
(340)
Equity shareholders of the parent
(26)
(194)
98
172
Minority interest
21
24
(974)
(168)
(5)
(170)
(1)
The cumulative effect of the actuarial gains and losses accounted through equity is a net reduction of $36m, R227m (2004: $22m, R122m) in reserves after deferred taxation of $22m, R131m (2004: $11m, R63m).
2004
2005
Figures in million
2005
2004
SA Rands
US Dollars

SHAREHOLDERS’ INFORMATION

Shareholders’ diary
Financial year-end
31 December 2005
Annual financial statements
posting on or about
15 March 2006
Annual general meeting
11:00 SA time
5 May 2006
Quarterly reports
Released on or about
– Quarter ended 31 March 2006
5 May 2006
– Quarter ended 30 June 2006
27 July 2006
– Quarter ended 30 September 2006
30 October 2006
– Quarter ended 31 December 2006
8 February 2007
Dividends
Last date
to trade
Date ordinary Payment Payment Payment
dividend shares date to date to date to
Dividend number declared cum dividend shareholders ADS holders GhDS holders
Final – number 99
9 February 2006
23 February 2006
10 March 2006
20 March 2006*
13 March 2006
Interim – number 100
26 July 2006*
11 August 2006*
25 August 2006*
5 September 2006*
28 August 2006*
Final – number 101
7 February 2007* 23 February 2007*
9 March 2007*
19 March 2007*
12 March 2007*
* Approximate dates.
Currency conversion guide
at 31 December
One rand was equal to:
2005
2004
Australian dollar
0.21
0.23
British pound
0.09
0.09
Euro
0.13
0.13
Ghanaian cedi
1,434.80
1,577.98
Japanese yen
18.35
18.10
Swiss franc
0.20
0.20
US dollar
0.15
0.18

Notice is hereby given that the 62nd annual general
meeting of shareholders of AngloGold Ashanti
Limited will be held at The Country Club
Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday, 5 May 2006,
at 11:00, to consider and, if deemed fit, pass, with or
without modification, the following ordinary and
special resolutions in the manner required by the
Companies Act, 61 of 1973, as amended, and
subject to the Listings Requirements of the JSE
Limited and other stock exchanges on which the
company’s ordinary shares are listed.
Ordinary business
1.
Ordinary resolution number 1
Adoption of financial statements
“Resolved that the consolidated audited
annual financial statements of the company
and its subsidiaries, incorporating the
auditors’ and directors’ reports for the year
ended 31 December 2005, be received and
adopted.”
The reason for proposing ordinary resolution
number 1 is to receive and adopt the
consolidated annual financial statements of
the company and its subsidiaries for the last
completed financial year. These are contained
within the annual report.
2.
Ordinary resolution number 2
Re-election of director
“Resolved that Mr FB Arisman, who retires in
terms of the Articles of Association and who is
eligible and available for re-election, is hereby
re-elected as a director of the company.”
The reason for proposing ordinary resolution
number 2 is because Mr FB Arisman, retires
as a director of the company by rotation at the
annual general meeting.
Frank Arisman, MSc (Finance), has been a
member of the AngloGold board since April
1998. He resides in New York and retired,
after 32 years of service, from JP Morgan
Chase, where he held the position of
managing director.
3.
Ordinary resolution number 3
Re-election of director
“Resolved that Mrs E le R Bradley, who retires
in terms of the Articles of Association and
who is eligible and available for re-election, is
hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution
number 3 is because Mrs E le R Bradley
retires as a director of the company by
rotation at the annual general meeting.
Elisabeth Bradley was appointed to the
AngloGold board in April 1998. She is non-
executive chairman of Wesco Investments
Limited and Toyota South Africa (Proprietary)
Limited and a director of a number of other
companies. She is deputy chairman of the South
African Institute of International Affairs.
4.
Ordinary resolution number 4
Re-election of director
“Resolved that Mr RP Edey who retires in
terms of the Articles of Association and who is
eligible and available for re-election, is hereby
re-elected as a director of the company.”
The reason for proposing ordinary resolution
number 4 is because Mr RP Edey retires as a
director of the company by rotation at the
annual general meeting.
Russell Edey, FCA, was appointed to the
AngloGold board in April 1998 and is currently
chairman of the board, having previously served
as deputy chairman from December 2000 till
May 2003. Based in the United Kingdom, he is
deputy chairman of NM Rothschild Corporate
Finance and a director of a number of other
companies.
5.
Ordinary resolution number 5
Re-election of director
“Resolved that Mr RM Godsell who retires in
terms of the Articles of Association and who is
eligible and available for re-election, is hereby
re-elected as a director of the company.”
The reason for proposing ordinary resolution
number 5 is because Mr RM Godsell retires as
a director of the company by rotation at the
annual general meeting.
Bobby Godsell, MA, was appointed to the
AngloGold board as chief executive officer in
April 1998 and as chairman in December
2000. He relinquished his role as chairman of
AngloGold in May 2002. He has 29 years of
service with companies associated with the
mining industry, and has served as a non-
executive director of Anglo American plc since
March 1999. He is also the immediate past
chairman of the World Gold Council.
Notice of annual general meeting

6.
Ordinary resolution number 6
Re-election of director
“Resolved that Dr TJ Motlatsi, who retires in
terms of the Articles of Association and who is
eligible and available for re-election, is hereby
re-elected as a director of the company.”
The reason for proposing ordinary resolution
number 6 is because Dr TJ Motlatsi retires as
a director of the company by rotation at the
annual general meeting.
James Motlatsi was appointed to the
AngloGold board in April 1998 and as deputy
chairman in May 2002. He has been
associated with the South African mining
industry since 1970, and is a past president of
the National Union of Mineworkers. He is chief
executive officer of TEBA Limited.
7.
Ordinary resolution number 7
Election of director
“Resolved that Mr RE Bannerman, who retires
in terms of Article 92 of the Articles of
Association and who is eligible and available
for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution
number 7 is because Mr RE Bannerman, having
been appointed a director since the previous
annual general meeting, holds office only until
this year’s annual general meeting.
Reginald Bannerman, MA (Oxon), LLM (Yale),
was appointed to the board in February 2006.
He is currently the principal partner at Messrs
Bruce-Lyle, Bannerman & Thompson
Attorneys in Ghana. He is a member of the
General Legal Council of Ghana and a
member of the board of the Valco Trust Fund,
the largest privately run trust in Ghana. A
former lecturer in law at the Ahmadu Bello
University in Nigeria, Reginald was also
formerly the mayor of Accra, the capital city of
Ghana.
8.
Ordinary resolution number 8
Election of director
“Resolved that Mr R Carvalho Silva, who
retires in terms of Article 92 of the Articles of
Association and who is eligible and available
for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution
number 8 is because Mr R Carvalho Silva,
having been appointed a director since the
previous annual general meeting, holds office
only until this year’s annual general meeting.
Roberto Carvalho Silva, BAcc, BCorp Admin,
joined the Anglo American group in Brazil in
1973 and was appointed president and CEO
of AngloGold South America in January 1999.
He became executive officer, South America
for AngloGold in 2000 and chief operating
officer – international in May 2005 when he
was appointed to the board.
9.
Ordinary resolution number 9
Election of director
“Resolved that Mr R Médori who retires in
terms of Article 92 of the Articles of
Association and who is eligible and available
for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution
number 9 is because Mr R Médori, having been
appointed a director since the previous annual
general meeting, holds office only until this year’s
annual general meeting.
René Médori, Doctorate Economics, Grad
(Fin), was appointed to the AngloGold Ashanti
board in August 2005. He is the finance
director of Anglo American plc.
10. Ordinary resolution number 10
Election of director
“Resolved that Mr NF Nicolau who retires in
terms of Article 92 of the Articles of
Association and who is eligible and available
for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution
number 10 is because Mr NF Nicolau, having
been appointed a director since the previous
annual general meeting, holds office only until
this year’s annual general meeting.
Neville Nicolau, B Tech (Min Eng), MBA, was
appointed the executive officer responsible for
AngloGold’s South Africa region in November
2001 and chief operating officer – Africa in May
2005 when he was appointed to the board. He
has 27 years of experience in the mining industry.
11. Ordinary resolution number 11
Election of director
“Resolved that Mr S Venkatakrishnan who
retires in terms of Article 92 of the Articles of
Association and who is eligible and available
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NOTICE OF ANNUAL GENERAL MEETING

for election, is hereby elected as a director of
the company.”
The reason for proposing ordinary resolution
number 11 is because Mr S Venkatakrishnan,
having been appointed a director since the
previous annual general meeting, holds office
only until this year’s annual general meeting.
Srinivasan Venkatakrishnan (Venkat), BCom,
ACA (ICAI), was the finance director of
Ashanti Goldfields Company Limited from
2000 until the merger with AngloGold in 2004.
Prior to joining Ashanti, Venkat was a director
in the Reorganisation Services Division of
Deloitte & Touche in London. He was
appointed to the board of AngloGold Ashanti
in August 2005.
12. Ordinary resolution number 12
Placement of shares under the control of
the directors
“Resolved that subject to the provisions of the
Companies Act (Act 61) of 1973, as amended,
and the Listings Requirements of the JSE
Limited, from time to time, the directors of the
company are hereby, as a general authority and
approval, authorised to allot and issue, in their
discretion, and for such purposes as they may
determine, up to 10% of the authorised but
unissued ordinary shares of 25 cents each in the
share capital of the company remaining after
setting aside so many ordinary shares of 25
cents each as may be required to be allotted and
issued by the company pursuant to the
AngloGold Limited Share Incentive Scheme, the
Long-Term Incentive Plan and the Bonus Share
Plan and for purposes of the conversion of the
US$1,000,000,000, 2.375% Guaranteed
Convertible Bonds issued by AngloGold Ashanti
Holdings plc.”
The reason for proposing ordinary resolution
number 12 is to seek a general authority
placing a portion of the unissued ordinary
shares of the company under the control of
the directors. The directors consider it
advantageous to renew this authority to
enable the company to take advantage of
business opportunities which might arise in
the future.
13. Ordinary resolution number 13
Issuing of shares for cash
“Resolved that, subject to Ordinary Resolution
No. 12 being passed and in terms of the
Listings Requirements of the JSE Limited (JSE)
from time to time (the JSE Listings
Requirements), the directors are hereby
authorised to allot and issue for cash without
restrictions to any public shareholder, as
defined by the JSE Listings Requirements, as
and when suitable opportunities arise, in their
discretion, the authorised but unissued
ordinary shares of 25 cents each in the share
capital of the company which were placed
under the control of the directors as a general
authority in terms of Ordinary Resolution No.
12, subject to the following conditions:
(a)
this authority shall only be valid until the
next annual general meeting but shall
not extend beyond 15 months;
(b)
a paid press announcement giving full
details, including the impact on net
asset value and earnings per share, be
published after any issue representing,
on a cumulative basis within one
financial year, 5% or more of the number
of ordinary shares in issue prior to the
issue concerned;
(c)
the issues for cash in the aggregate in
any one financial year shall not exceed
10% of the number of shares of the
company’s unissued ordinary share
capital;
(d)
in determining the price at which an
issue of shares for cash will be made in
terms of this authority, the maximum
discount permitted shall be 10% of the
weighted average traded price of the
ordinary shares on the JSE (adjusted for
any dividend declared but not yet paid
or for any capitalisation award made to
shareholders), over the 30 business
days prior to the date that the price of
the issue is determined or agreed by the
directors of the company; and
(e)
this authority includes the issue of
shares arising from any options or
convertible securities issued for cash
other than in respect of which a specific
authority for such issue has been
obtained.”
The reason for proposing ordinary resolution
number 13 is that the directors consider it
advantageous to renew this authority to
enable the company to take advantage of any
business opportunity which might arise in the
future. The proposed renewal of this authority
is in compliance with the JSE Listings
Requirements relating to the issue of shares
for cash.

A 75% majority of the votes cast by shareholders
present or represented by proxy at the meeting
is required for the approval of this ordinary
resolution.
Special business
14. Ordinary resolution number 14
President’s remuneration
“Resolved that, in accordance with the
provisions of Article 73 of the Articles of
Association, the remuneration for the president
of the company, including his remuneration as
a director, shall, with effect from 6 May 2006,
be R300,000 per annum, payable quarterly in
arrear. The remuneration payable shall be in
proportion to the period that the president has
held office during the year.”
The reason for proposing this ordinary resolution
is because the office of the president has
become non-executive. This will bring the
remuneration of the president to an equitable
level. This resolution is in addition to the
resolution passed by shareholders at the annual
general meeting of the company on 29 April
2004 (when the office of president had then not
been created) in connection with directors’
revised fees, which included travel allowances.
On the basis of the current 12 non-executive
directors, their aggregate annual remuneration
payable in rands will increase from R1,180,000
to R1,370,000 and that payable in dollars will
remain unchanged at $162,000.
Executive directors do not receive payment of
directors’ remuneration.
The company will disregard any votes cast by:
–
the chairman, deputy chairman,
president, non-executive directors and
executive directors;
–
an associate of that person or group of
persons stated above;
However, the company will not disregard a
vote if:
–
it is cast by a person as proxy for a
person who is entitled to vote in
accordance with the directions on the
proxy form; or
–
it is cast by the person chairing the
meeting as a proxy of a person who is
entitled to vote in accordance with a
direction on the proxy form to vote as
the proxy decides.
15. Special resolution number 1
Acquisition of company’s own shares
“Resolved that the acquisition in terms of Section
85 of the Companies Act (Act 61) of 1973, as
amended, (the Act) and the Listings
Requirements of the JSE Limited (JSE) from time
to time (the JSE Listings Requirements), by the
company of ordinary shares issued by the
company, and the acquisition in terms of Section
89 of the Act and the JSE Listings Requirements
by the company and any of its subsidiaries, from
time to time, of ordinary shares issued by the
company, is hereby approved as a general
approval, provided that:
–
any such acquisition of shares shall be
implemented through the order book
operated by the JSE trading system and
done without any prior understanding or
arrangement between the company and
the counter party; and/or on the open
market of any other stock exchange on
which the shares are listed or may be
listed and on which the company may,
subject to the approval of the JSE and
any other stock exchange as necessary,
wish to effect such acquisition of shares;
–
this approval shall be valid only until the
next annual general meeting of the
company, or for 15 months from the
date of this resolution, which-ever
period is shorter;
–
an announcement containing details of such
acquisitions will be published as soon as the
company, or the subsidiaries collectively,
shall have acquired ordinary shares issued
by the company constituting, on a
cumulative basis, not less than 3% of the
number of ordinary shares in the company
in issue as at the date of this approval; and
an announcement containing details of such
acquisitions will be published in respect of
each subsequent acquisition by either the
company, or by the subsidiaries collectively,
as the case may be, of ordinary shares
issued by the company, constituting, on a
cumulative basis, not less than 3% of the
number of ordinary shares in the company
in issue as at the date of this approval;
–
the company, and its subsidiaries
collectively, shall not in any financial year be
entitled to acquire ordinary shares issued by
NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

the company constituting, on a cumulative
basis, more than 20% of the number of
ordinary shares in the company in issue as
at the date of this approval;
–
shares issued by the company may not be
acquired at a price greater than 10%
above the weighted average market price
of the company’s shares for the five
business days immediately preceding the
date of the relevant acquisition.”
The reason for this special resolution is to grant
the directors of the company a general authority
for the acquisition of the company’s ordinary
shares by the company, or by a subsidiary of the
company.
The effect of this special resolution will be to
authorise the directors of the company to
procure that the company or any of its
subsidiaries may purchase ordinary shares
issued by the company on the JSE or any
other stock exchange on which the
company’s shares are or may be listed.
The directors, after considering the effect of a
repurchase, up to the maximum limit, of the
company’s issued ordinary shares, are of the
opinion that if such repurchases were
implemented:
–
the company and the group would be able
in the ordinary course of business to pay its
debts for a period of 12 months after the
date of the notice issued in respect of the
annual general meeting;
–
the assets of the company and the group
would be in excess of the liabilities of the
company and the group for a period of 12
months after the date of the notice issued
in respect of the annual general meeting.
For this purpose, the assets and liabilities
would be recognised and measured
in accordance with the accounting policies
used in the latest audited group annual
financial statements;
–
the ordinary capital and reserves of the
company and the group would be
adequate for a period of 12 months after
the date of notice issued in respect of
the annual general meeting; and
–
the working capital of the company and
the group would be adequate for a
period of 12 months after the date of
notice issued in respect of the annual
general meeting.
At the present time the directors have no
specific intention with regard to the utilisation
of this authority which will only be used if the
circumstances are appropriate.
The company will ensure that its sponsor
provides the necessary sponsor letter on the
adequacy of the working capital in terms of
section 2.12 of the Listings Requirements of the
JSE prior to the commencement of any
purchases of the company’s shares on the open
market.
In terms of section 11.23 of the Listings
Requirements of the JSE, the following
information is disclosed in the full Annual
Report 2005 which is available on request and
on the company website as set out on
page 35 of this report:
Page
Directors and management 23 to 26
Major shareholders 118 and 265
Material change 124
Directors’ interest in securities 125
Share capital of the company 118 and 119
Responsibility statement 126
Litigation 124

Voting instructions
A shareholder entitled to attend and vote at the
annual general meeting may appoint one or more
proxies to attend, speak and, on a poll, vote in
his/her stead. A proxy need not be a shareholder of
the company.
Duly completed proxy forms must be received by the
share registrars by no later than 11:00 (South African
time) on Wednesday, 3 May 2006.
In accordance with the AngloGold Ashanti
Depositary Securities (GhDSs) Agreement dated
26 April 2004, a voting instruction form
accompanies the report sent to holders of GhDSs
(Holders). Holders may direct the Depositary via
the voting instruction forms to vote on their behalf
in the manner such Holders may direct.
Shareholders on the South African register who
have dematerialised their shares in the company
(other than those shareholders whose
shareholding is recorded in their own name in the
sub-register maintained by their Central Securities
Depository Participant (CSDP)) and who wish to
attend the annual general meeting in person, will
need to request their CSDP or broker to provide
them with the necessary authority in terms of the
custody agreement entered into between them
and the CSDP or broker.
By order of the board
Ms Y Z Simelane
Managing Secretary
Johannesburg
15 March 2006
Registered and corporate office
11 Diagonal Street
Johannesburg
2001
South Africa
Important notes about the annual
general meeting (AGM)
Date
Friday, 5 May 2006.
Venue
The Country Club Johannesburg, Napier Road,
Auckland Park, Johannesburg, South Africa.
Timing
The AGM will start promptly at 11:00.
Refreshments
Refreshments will be served after the meeting.
Admission
Shareholders and others attending the AGM are
asked to register at the registration desk at the
venue. Shareholders and proxies may be required
to provide proof of identity.
Security
Secured parking is provided at the venue. Mobile
telephones should be switched off during the
AGM.
Enquiries and questions
Shareholders who intend to ask a question
related to the business of the AGM or on related
matters are asked to furnish their name, address
and question(s) at the registration desk.
Personnel will be available to provide any advice
and assistance required.
Queries about the AGM
If you have any queries about the AGM, please
telephone any of the contact names listed on
page 35 of this report.
NOTICE OF ANNUAL GENERAL MEETING

Administrative information
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of
South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX:
AGG
GSE (Shares): AGA
GSE (GhDS): AADA
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor: UBS
Auditors: Ernst & Young
Offices
Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva §
N F Nicolau
S Venkatakrishnan *
K H Williams
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman ‡
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE ‡
R Médori † (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver *)
S R Thompson *
A J Trahar
P L Zim (Alternate: D D Barber)
* British
# American
‡ Ghanaian
† French
§ Brazilian
Officers
Managing Secretary:
Ms Y Z Simelane
Company Secretary: C R Bull
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
Clement Mamathuba
Telephone: +27 11 637 6223
Fax: +27 11 637 6400
E-mail:
cmamathuba@AngloGoldAshanti.com
United States of America
Andrea Maxey
Telephone: (800) 417 9255 (toll free in
USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: amaxey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 724 (in SA)
Fax: +27 11 688 5222
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services
Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited *
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
* GhDS registrars
ADR Depositary
The Bank of New York (BoNY)
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in
USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
The full Annual Report 2005 is available on request in printed or CD format from the contacts whose details appear above or on the Internet at the above website address. In addition, AngloGold Ashanti must by no later than 30 June 2006 produce a Form 20-F (a report required by the Securities and Exchange Commission in the United States), copies of which will be available free of charge on EDGAR at www.sec.gov, or from the contacts detailed above.
Supplementary information on Mineral Resources, Ore Reserves and development, prepared on a business unit basis, is obtainable from the above sources as well as in PDF format on the AngloGold Ashanti website. Plans of the South Africa region underground workings are also available on request.

Notes

37906

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:
MARCH 15, 2006
By: /s/ C R BULL
_
Name: C R Bull
Title:    Company Secretary